UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________________________________

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

 ____________________________________________

ANADIGICS, Inc.

(Name of Subject Company)

  ____________________________________________

ANADIGICS, Inc.

(Name of Person Filing Statement)

  ____________________________________________

Common Stock, par value $0.01 per share

(Title of Class of Securities)

032515108

(CUSIP Number of Class of Securities)

 ____________________________________________

 Ronald L. Michels

Chairman and Chief Executive Officer

ANADIGICS, Inc.

141 Mt. Bethel Road

Warren, New Jersey 07059

(908) 668-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

W. Raymond Felton

Greenbaum, Rowe, Smith & Davis LLP

P.O. Box 5600

Woodbridge, New Jersey 07095

(908) 549-5600

____________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 ("Amendment No. 3") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Anadigics, Inc. ("ANADIGICS" or the "Company") with the Securities and Exchange Commission (the "SEC") on November 24, 2015 and Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 7, 2015 and Amendment No, 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on December 16, 2015 (as amended, the "Schedule 14D-9"). The Schedule 14D-9 relates to the tender offer by Aloha Acquisition Sub, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Aloha Holding Company, Inc., a Delaware corporation ("Parent"), which is a wholly-owned subsidiary of GaAs Labs, LLC, a California limited liability company (“GaAs Labs” and together with Purchaser and Parent, the “Offerors”), to purchase all of the outstanding shares of the Company's common stock, $0.01 par value per share, at a purchase price of $0.35 per share, net to the seller in cash without any interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 24, 2015, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on November 24, 2015 (as amended and supplemented from time to time, the "Schedule TO"), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are hereby added immediately after the sixth paragraph under the heading "The Solicitation or Recommendation—Background of the Offer and the Merger" on page 10 of the Schedule 14D-9:

On December 16, 2015, the Company received notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) that its application to transfer its common stock from the Nasdaq Global Market to the Nasdaq Capital Market had been approved. The Company’s common stock has been transferred to the Nasdaq Capital Market as of the opening of business on December 17, 2015. Following the move to the Nasdaq Capital Market, the Company’s common stock will continue to trade under the symbol “ANAD”.

As the Company previously announced, the Company received a letter dated June 18, 2015 from the staff of Nasdaq (the “staff”) providing notification that, for the previous 30 consecutive business days, the bid price for the Company’s common stock had closed below the minimum $1.00 per share requirement for continued listing on The Nasdaq Global Select Market under Nasdaq Listing Rule 5550(a)(2).  In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company had been provided an initial period of 180 calendar days, or until December 15, 2015, to regain compliance.

By transferring its common stock listing from the Nasdaq Global Market to the Nasdaq Capital Market, the Company received an additional 180 calendar compliance period, or until June 13, 2016, to regain compliance with applicable Nasdaq listing rules.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANADIGICS, Inc.

By:	/s/ Ronald L. Michels
	Name:	Ronald L. Michels
	Title:	Chairman and Chief Executive Officer

Dated: December 18, 2015

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